December 13, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On December 4, 2018, the Registrant, on behalf of its series, the Swan Defined Risk Growth Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on December 12, 2018, you provided a comment to the Registration Statement. Below, please find a summary of your comment and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Appendix A

Comment 1: Please provide the information and schedules in described in the bracketed language at the bottom of Appendix A.

Response: The Registrant has deleted the bracketed language from the bottom of Appendix A and represents that the information presented for Morgan Stanley Wealth Management and Raymond James is complete. No other sales charge waivers or discounts are available from any other financial intermediary.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4815-3510-6946.1